direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com
November 26, 2008
William Friar
Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
101 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Fentura Financial, Inc.
Preliminary Proxy Statement on Schedule 14A Filed November 10, 2008
File No. 000-23550
Dear Mr. Friar:
          Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Fentura Financial, Inc. enclosed for filing is Fentura Financial, Inc.’s Amendment No. 1 (the “Amendment”) to its Schedule 14A submitted herewith for filing, which has been marked to show the changes from the previously submitted document. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff’s comments may be found in the marked amendment.
Reasons for Participating in the Capital Purchase Program
1.	Discuss why you plan to participate in the Capital Purchase Program or are considering participating.
Response: The disclosure has been substantially expanded to include “Q1: Why is the Corporation interested in participating in the Treasury program?” in response to the above comment.
2.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

William Friar
United States Securities and Exchange Commission
November 26, 2008

Response: The disclosure has been substantially expanded to include “Q6: Has the Company applied yet and if so what is the status of its application?” in response to the above comment.
Impact of the Capital Purchase Program
3.	Disclose the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.
Response: The disclosure has been substantially expanded to include “Q2: What are the terms of the securities that the Company will issue to the U.S. Treasury Department?” and “Q3: How much does the Company plan to issue to the Treasury Department?” in response to the above comment.
4.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.
Response: The disclosure has been substantially expanded to include “Q3: How much does the Company plan to issue to the Treasury Department?” and “Q4: What does the Company intend to do with the proceeds of the issuance to the Treasury Department?” in response to the above comment.
5.	Please discuss how your participation in the Capital Purchase Program may
–	impact the holders of any outstanding senior classes of your securities

–	impact the rights of your existing common shareholders;

–	dilute the interests of your existing common shareholders;

–	require you to expand your board of directors to accommodate Treasury Department appointments to it;

–	require you to register for resale securities you have issued to the Treasury Department; and

–	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Response: The disclosure has been substantially expanded to include “Q2: What are the terms of the securities that the Company will issue to the U.S. Treasury Department?”, “Q5: How would the issuance to the Treasury Department affect the current common shareholders of the Company?”, and “Q6: Will entering into the Treasury program impact any of the Company’s other agreements or plans?” in response to the above comment.

William Friar
United States Securities and Exchange Commission
November 26, 2008

6.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.
Response: The disclosure has been substantially expanded to include “Q7: Is the Company’s participation in the Treasury program guaranteed and if not what are the Company’s plans?” in response to the above comment.
7.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
Response:  See Response to Comment 6 immediately above.
8.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.
Response: The disclosure has been substantially expanded to include “Q6: Will entering into the Treasury program impact any of the Company’s other agreements or plans?” in response to the above comment.
9.	Disclose your company’s market price as of a recent date, or an average over a recent period and using that price, disclose the minimum and maximum warrants that will be issued under the Capital Purchase Program.
Response: On November 14, 2008, the Treasury Department issued a new term sheet that applies to bank holding companies whose securities are not listed on a “national securities exchange.” The new term sheet does not contemplate the issuance of “at the market” warrants which are exercisable for common stock. As a result, the Company has revised its disclosure throughout the proxy statement to reflect the terms of the Treasury Department’s November 14, 2008 term sheet.
Financial Statements
10.	(Combined with Comment 11) Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

William Friar
United States Securities and Exchange Commission
November 26, 2008

Response: A new section “Incorporation by Reference” has been added to include the financial information required by Item 13(a) of Schedule 14A.
11.	(Renumbered as Comment 11) If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
Response: The discussion under the caption “Q3: How much does the Company plan to issue to the Treasury Department?” includes a discussion of the pro forma effect of the issuance addressing the impact of both the minimum and maximum estimated proceeds.
Closing Comments
     On behalf of the company we hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from, taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOWARD & HOWARD ATTORNEYS, P.C.

/s/Timothy E. Kraepel

Timothy E. Kraepel

cc:	Michael Clampitt (Division of Corporation Finance via email at clampittm@sec.gov)
Doug Kelley
Donald Grill
Joseph Hemker, Esq.